Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

December 9, 2013	NR 13 - 12

Animas Responds to Marlin News and sets date for Special Meeting

Animas Resources Ltd. (TSX.V: ANI) is responding to the announcement this morning by Marlin Gold Mining Ltd. (“Marlin”) that it intends to make an offer to acquire all of the outstanding common shares of Animas at $0.10 per share. It should be noted that Marlin’s press release does not constitute a formal offer and until such time as a takeover bid circular is prepared and mailed to shareholders, there is no offer.

Animas’ Board of Directors will review and carefully consider any offer received from Marlin and intends to engage a financial advisor to assist it in this process. Upon receipt of an offer, Animas’ board will make a recommendation to its shareholders in connection with the offer as required by securities legislation. It is noted that the proposed terms of the offer from Marlin do not include any NSR or payment in lieu of an NSR. The agreement with GoGold Resources Inc. (“GoGold”) includes a 3% NSR royalty, which is an important and valuable component of the transaction with GoGold.

The news release from Marlin contains at least one factual misstatement.  Animas did, in fact, discuss the transaction and their bid for the Santa Gertrudis Gold Project with Marlin on several occasions, including asking Marlin to remove their requirement for further due diligence as had GoGold prior to signing the agreement with GoGold. Marlin did not alter their offer and Animas’ board elected to proceed with the offer from GoGold who were ready to conclude the transaction in an expeditious manner by exercising their right to match the Marlin bid.

Mark T. Brown, President & CEO, stated that “For some time now our major shareholders have felt that Animas’ shares have been significantly undervalued and we began seeking a group to unlock the value of the Santa Gertrudis Gold Project by putting the mine back into production. After having several groups visit the project, GoGold made the first offer and we began negotiating with them and got a good understanding of their ability to put this mine back into production. Understanding their production ability was a key component to the transaction and Animas agreed to take back a reasonably high 3% NSR royalty from future production. The major shareholders of Animas have stated in the past that simply cashing out of the Animas shares at a time when we were significantly undervalued did not make sense.”

The interests of the shareholders and management are closely aligned considering that Animas management owns approximately 7% of the Company. Animas’ management and Board of Directors will continue to work to get the very best value for the shareholders of Animas.

In the meantime, Animas has scheduled to have a Special Meeting on February 7, 2014 to seek shareholder approval of the transaction with GoGold as announced on December 4, 2013.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

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Mark T. Brown, B. Comm. CA

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.